EXHIBIT 10.1

EMPLOYMENT AGREEMENT

Employment Agreement dated as of October 5, 2006, between PHARMOS CORPORATION, a Nevada corporation (with its successors and assigns, referred to as the “Corporation”) and S. COLIN NEILL (hereinafter referred to as “NEILL”).

PRELIMINARY STATEMENT

The Corporation desires to employ NEILL as Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Corporation, and NEILL wishes to be employed by the Corporation, upon the terms and subject to the conditions set forth in this Agreement. The Corporation and NEILL also wish to enter into the other agreements set forth in this Agreement, all of which are related to NEILL’s employment under this Agreement.

AGREEMENT

NEILL and the Corporation therefore agree as follows:

1. Term of Employment. The Corporation hereby employs NEILL and NEILL hereby accepts employment with the Corporation for the period (the “Initial Term”) commencing on the date hereof (the “Commencement Date”), and ending on the first anniversary of the Commencement Date hereof or upon the earlier termination of the Initial Term pursuant to Section 6. The Initial Term will be extended automatically for additional one-year periods (each, an “Additional Term,” together with the Initial Term, the “Term”), subject to the rights of the parties generally to terminate this Agreement in accordance with the provisions of Section 6(a). The termination of the Term for any reason shall end NEILL’s employment under this Agreement, but, except as otherwise set forth herein, shall not terminate NEILL’s or the Corporation’s other agreements in this Agreement.

2.          Position and Duties. Upon the commencement of the Initial Term, NEILL shall serve as Senior Vice President, Chief Financial Officer, Secretary and Treasurer of the Corporation. NEILL shall also hold such additional positions and titles as the Chief Executive Officer of the Corporation (“CEO”) may determine from time to time. NEILL shall report to the CEO and the Chief Operating Officer. During the Term, NEILL shall devote his full time and attention to performing his duties as an employee of the Corporation, which include matters relating to the Corporation’s accounting practices, internal controls, finance, administration, investor relations and information technology. The Corporation acknowledges that the foregoing sentence shall not restrict NEILL from currently serving on the Board of Directors of OXIS International, Inc. and as a member of its Audit Committee and other of its Board committees and that NEILL also may serve in similar capacities with other companies or organizations subject to his obtaining prior approval from the CEO or the Board of Directors (the “Board”). NEILL understands that his responsibilities will require from time to time travel to and from the Corporation’s offices in Israel.

3.	Compensation.

(a)          Base Salary. The Corporation shall pay NEILL a base salary, beginning on the first day of the Initial Term and ending on the last day of the Initial Term, of $265,000 per annum, payable semi-monthly on the Corporation’s regular pay cycle for professional employees. Following the Initial Term, the

Board shall in accordance with its customary review of executive management compensation, review NEILL’s base salary and make adjustments the Board (or its Compensation Committee) feels are appropriate, but in any event NEILL’s base salary shall not be lower than $265,000.

(b)	Other and Additional Compensation.

(i)           Annual Bonus. During the Term, NEILL shall receive an annual bonus based upon the attainment of agreed upon goals and milestones as determined by the CEO and approved by the Compensation and Stock Option Committee of the Board. It is hereby agreed that during the remainder of calendar year 2006, NEILL’s bonus shall be pro rated on an annual bonus rate of $75,000, and that his bonus for calendar year 2007 shall be not less than $75,000, with a target bonus level equal to 35% of his base salary, to be based upon a 2007 performance plan.

(ii)          Stock Options. As soon as practicable following execution of this Agreement, NEILL shall be granted options for the purchase of up to 90,000 shares (the “Initial Option Grant”) of the Corporation’s common stock under the Corporation’s 2000 Amended and Restated Stock Option Plan (the “Plan”). The terms of the grant, including the vesting schedule and exercise price of the Initial Option Grant, shall be as set forth in a separate option agreement executed by and between the parties. Subsequent stock option grants will be determined annually by the Board and the Compensation Committee, based upon the recommendations of senior management of the Corporation, provided that the minimum option grant for calendar year 2007 shall be no less than 25,000 (if NEILL remains employed by the Corporation at the time of the annual grant).

(iii)         Additional Compensation. The foregoing establishes the minimum compensation during the Term and shall not preclude the Board from awarding NEILL a higher salary or any additional bonuses or stock options in the event of a successful financing or otherwise, and in any event, in the discretion of the Board.

(iv)         Sign-on Bonus. The Corporation shall pay to NEILL a one time sign-on bonus of $20,000, to be paid within 30 days of the commencement of the Initial Term.

4.	Employee Benefits.

(a)          General. During the Term, NEILL shall be entitled to the employee benefits generally made available to the Corporation’s executive officers, including four-weeks paid vacation and all U.S. national holidays, participation in the Corporation’s 401(k) plan, Employee Stock Purchase Plan (or other plans that may be made available from time to time to the Corporation’s executive officers), and current health and/or dental insurance benefits made available by the Corporation to its employees.

(b)          Other Benefits. During the Term, the Corporation shall provide NEILL with a monthly car allowance of $750. As soon as reasonably practicable following the date hereof, the Corporation shall arrange for and maintain short-term and long-term disability policies for benefit of NEILL in such amounts generally customary for similarly situated executive employees in the industry.

5.           Expenses. During the Term, the Corporation shall reimburse NEILL for actual out-of-pocket expenses incurred by him in the performance of his services for the Corporation upon the receipt of appropriate documentation of such expenses.

6.	Termination; Non-Renewal.

(a)          General. The Term shall end immediately upon NEILL’s death, or upon termination for Cause, Disability or Good Reason, each as defined in Section 7. Upon termination of the Term due to NEILL’s death, all compensation due NEILL under this Agreement will cease. In all other cases, (i) the Corporation may terminate this Agreement either upon sixty (60) days prior written notice, if such termination shall be effective in the calendar year 2006, or otherwise upon ninety (90) days written notice and (ii) NEILL may terminate this Agreement upon sixty (60) days written notice. The parties agree that the mere act to providing notice to the other party of termination shall not in any event be deemed to provide such other party the right to immediately terminate this Agreement.

The Corporation may elect not to renew this Agreement by giving no less than 60 days written notice prior the expiration of the Initial Term and no less than 90 days written notice prior to the expiration of any subsequent Term. NEILL may elect not to renew this Agreement by giving not less than 60 days written notice prior to the expiration of any Term. Upon the receipt of any notice of non-renewal as provided in this Section 6(a), NEILL shall continue to be compensated in the manner set forth in this Agreement until the expiration of the applicable Term.

(b)         Notice of Termination - Generally. Any termination by the Corporation of NEILL’s employment hereunder shall be in writing and delivered to NEILL at the address set forth herein or at such address kept in the records of the Corporation and shall specify the reasons for such termination.

(c)          Termination by the Corporation for Cause. Any written notice of termination by the Corporation of NEILL for Cause shall, to the extent determined by the CEO or the Board that the Cause is curable, allow NEILL the opportunity to cure, but in any event no more than ten (10) days. Such notice of termination shall also state in reasonable detail the Board’s understanding of the facts leading to the determination of Cause. Upon the Corporation’s final termination of the Term for Cause, all compensation due to NEILL under this Agreement will cease. Moreover, any unexercised portions of the Initial Option Grant or other stock option grants to NEILL by the Corporation shall expire upon such termination.

(d)         Termination by the Corporation upon a Change of Control. In the event that the Corporation terminates its relationship with NEILL within one (1) year of a “Change of Control”, as defined in Section 7(c), other than for Cause, NEILL shall receive the following:

(i)           an amount equal to eighteen (18) months of base salary for the then current Term (which is in addition to the base salary paid to NEILL after the Corporation’s delivery of notice of termination pursuant to Section 6 and the actual date of termination); and

(ii)          the full vesting of the Initial Option Grant and any other stock option grants to NEILL by the Corporation, and extended exercisability thereof until their respective expiration dates; and

(iii)	Other Compensation (as defined in Section 9); and

(iv)         If the foregoing payments and benefits provided to NEILL in Sections 6(d)(i) through (iii) above (the “Change of Control Payments”) are or become subject to the tax (“Excise Tax”) imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, the Corporation shall pay to NEILL such amount (the “Gross-up Payment”) as may be necessary to place NEILL in the same after-tax position as if no portion of the Change of Control Payments and any amounts paid to him pursuant to this paragraph 6(d) had been subject to the Excise Tax.

For the avoidance of doubt, NEILL shall be entitled to the foregoing benefits once notice of termination is given by the Corporation pursuant to this Section 6(d), regardless of his subsequent Death or Disability.

(e)         Termination by the Corporation other than upon Change of Control, Death, Disability or Cause. In the event that the Corporation terminates its relationship with NEILL, including a non-renewal of this Agreement by the Corporation but other than upon a Change of Control, Death, Disability or Cause, NEILL shall receive the following:

(i)           if the Corporation elects not to renew this Agreement following the Initial Term, an amount equal to six (6) months of the then current base salary; if employment was terminated commencing in the calendar year 2007 (other than non-renewal of the Initial Term) or if the Corporation elects not to renew this Agreement following any Additional Term, an amount equal to twelve (12) months of base salary for the then current Term;

(ii)          if employment was terminated during the calendar year 2006, 50% of the previously unvested portion of the Initial Option Grant shall vest and such vested options shall be exercisable for a period of one (1) year following termination of employment; if employment was terminated commencing in the calendar year 2007 and thereafter or if the Corporation elects not to renew this Agreement following any Additional Term, all stock options granted to NEILL (including without limitation the Initial Option Grant) shall immediately vest and shall remain exercisable until their respective expiration dates; and

(iii)	Other Compensation.

(f)          Termination by NEILL upon Good Reason. In the event NEILL terminates his relationship with the Corporation for “Good Reason” as defined in Section 7, within one (1) year of the occurrence of the event which established the “Good Reason,” or for “Good Reason” within one (1) year of a Change of Control, NEILL shall receive the following:

(i)           if the termination occurred during the calendar year 2006 for Good Reason, an amount equal to six (6) months of base salary, or $132,500; if the termination occurred during the calendar year 2006 due to a Change of Control, an amount equal to twelve (12) months of base salary, or $265,000; if termination for Good Reason occurred during the calendar year 2007 or thereafter, an amount equal to twelve (12) months of the then current base salary;

(ii)          if termination occurred during the calendar year 2006, 50% of the previously unvested portion of the Initial Option Grant shall vest and such vested options shall be exercisable for a period of one (1) year following termination of employment, except that if termination is by NEILL for Good Reason subsequent to a Change of Control, then 100% of any option grants to NEILL (including, without limitation, the Initial Option Grant) shall vest and shall remain exercisable until its respective expiration dates; if employment was terminated commencing in the calendar year 2007 and thereafter, all stock options granted to NEILL (including, without limitation, the Initial Option Grant) shall immediately vest and shall remain exercisable until their respective expiration dates; and

(iii)	Other Compensation.

NEILL shall provide prior written notice to the Corporation of his termination pursuant to this Section 6(f), and such notice shall describe the particular “Good Reason(s)” at issue.

(g)       Release. The obligation of the Corporation to make any payments or provide any benefits to NEILL under this Section 6 shall be subject to NEILL signing and not revoking a release of all claims in reasonable form provided to NEILL by the Corporation.

7.	Definitions.

(a)          "Cause" Defined. “Cause” means (i) willful malfeasance or willful misconduct by NEILL in connection with his employment; (ii) NEILL’s gross negligence in performing any of his duties under this Agreement; (iii) NEILL’s conviction of, or entry of a plea of guilty to, or entry of a plea of nolo contendere with respect to, any felony; (iv) NEILL’s habitual drunkenness or use or possession of illegal drugs while performing his duties under this Agreement or excessive absenteeism not related to illness; (v) NEILL’s material breach of any written policy applicable to all employees adopted by the Corporation; or (vi) material breach by NEILL of any of his agreements in this Agreement.

(b)          “Disability” Defined. “Disability” shall mean NEILL’s incapacity due to physical or mental illness that results in his being unable to substantially perform his duties hereunder for six consecutive months (or for six months out of any nine-month period). During a period of Disability, NEILL shall continue to receive his base salary hereunder, provided that if the Corporation provides NEILL with disability insurance coverage, payments of NEILL’s base salary shall be reduced by the amount of any disability insurance payments received by NEILL due to such coverage. Upon termination, after the end of the period of Disability, all compensation due NEILL under this Agreement shall cease.

(c)        “Change of Control” Defined. “Change of Control” shall mean the occurrence of any one or more of the following events:

(i)           An acquisition (whether directly from the Corporation or otherwise) of any voting securities of the Corporation (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “1934 Act”)), immediately after which such Person has “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of fifty percent (50%) or more of the combined voting power of the Corporation’s then outstanding Voting Securities.

(ii)          The individuals who, as of the date immediately following the closing of the Corporation’s acquisition of Vela Pharmaceuticals Inc., are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least fifty-one percent (51%) of the Board; or

(iii)         Approval by the Board and, if required, stockholders of the Corporation of, or execution by the Corporation of any agreement with respect to, or the consummation of (it being understood that the mere execution of a term sheet, memorandum of understanding or other non-binding document shall not constitute a Change of Control):

(A)         A merger, consolidation or reorganization involving the Corporation, where either or both of the events described in Section 7(c)(i) or 7(c)(ii) would be the result;

(B)          A liquidation or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for, the Corporation; or

(C)          An agreement for the sale or other disposition of all or substantially all of the assets of the Corporation to any Person (other than a transfer to a subsidiary of the Corporation).

Notwithstanding anything contained in this Agreement to the contrary, if NEILL’s employment is terminated prior to a Change in Control and NEILL reasonably demonstrates that such termination (i) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a Change in Control and who effectuates a Change in Control (a “Third Party”) or (ii) otherwise occurred in connection with, or in anticipation of, a Change in Control which actually occurs, then for all purposes of this Agreement, the date of a Change in Control with respect to NEILL shall mean the date immediately prior to the date of such termination of NEILL’s employment.

(d)          “Good Reason” Defined. “Good Reason” shall mean the occurrence, whether or not after a Change in Control, of any of the events or conditions described below:

(i)           a change in NEILL’s status, title, position or responsibilities (including reporting responsibilities) which represents a material adverse change from his status, title, position or responsibilities as in effect immediately prior to such change; the assignment to NEILL of any duties or responsibilities which are inconsistent with his status, title, position or responsibilities as in effect immediately prior to such change; or any removal of NEILL from any of such offices or positions (except in those cases where a change is either at the request of NEILL, in connection with a general corporate restructuring of officer responsibilities, or a result of the promotion of NEILL);

(ii)          the Corporation’s requiring NEILL to be based at any place outside a 50-mile radius from Iselin, New Jersey except for required travel relating to the Corporation’s business (including travel to Israel);

(iii)         the failure by the Corporation to provide NEILL with benefits, in the aggregate, at least equal (in terms of benefit levels) to those provided for under each employee benefit plan, program and practice in which NEILL was participating at any time prior to such failure; or

(iv)         any material breach by the Corporation of any provision of this Agreement which is not cured within ten (10) days after the receipt of written notice by the Corporation of a description of the breach.

8.            Payment Terms. Payment of any amounts to which NEILL shall be entitled pursuant to the provisions of Sections 6 and 7 shall be made no later than sixty (60) days following receipt of notice of termination or the event giving rise to such termination. Any amounts payable pursuant to Sections 6 and 7 which are not made within the period specified in this Section 8 shall bear interest at a rate equal to the lesser of (i) the maximum interest rate allowable pursuant to applicable law or (ii) five points above the “prime rate” of interest as published from time-to-time in the Eastern Edition of the Wall Street Journal.

9.	Post-Termination Benefits.

The benefits hereunder shall be deemed the “Other Compensation” referenced in Section 6(d), 6(e) and 6(f) hereof. Except if NEILL resigns without Good Reason (other than retirement on or after the age of 62), in the event NEILL’s employment with the Corporation is terminated for any reason prior to the end of the Term, NEILL and his dependents, if any, will continue to participate in any group health plan sponsored by the Corporation in which NEILL was participating on the date of such termination, at a cost to NEILL and his dependents equal to the amount charged by the Corporation to similarly situated employees while employed by the Corporation, for the remainder of the Initial Term or, if termination occurs within an Additional Term, for the remainder of such Additional Term. Thereafter, NEILL and his dependents, if any, shall be entitled to elect to continue such health coverage, at a cost to NEILL and his dependents equal to the amount paid by the Corporation for similarly situated employees while employed by the Corporation, for the longest period of time permitted by the agents of the Corporation who arrange for such health coverage, with such period to last at least twelve (12) months from the date of termination. Upon termination for any reason, in addition to any payments to which NEILL may be entitled upon termination of his Employment pursuant to any provision of this Agreement, NEILL shall be entitled to any benefits under any pension, supplemental pension, savings, or other employee benefit plan (other than life insurance) in which NEILL was participating on the date of any such termination.

10.	Confidentiality.

(a)       "Corporation Information" Defined. "Corporation Information" means all information, knowledge or data of or pertaining to (i) the Corporation, its employees and all work undertaken on behalf of the Corporation, and (ii) any other person, firm, corporation or business organization with which the Corporation may do business during the Term, that is not in the public domain (and whether relating to methods, processes, techniques, discoveries, pricing, marketing or any other matters).

(b)          Confidentiality. NEILL hereby recognizes that the value of all trade secrets and other proprietary data and all other information of the Corporation not in the public domain disclosed by the Corporation in the course of his employment with the Corporation is attributable substantially to the fact that such confidential information is maintained by the Corporation in strict confidentiality and secrecy and would be unavailable to others without the expenditure of substantial time, effort or money. NEILL therefore, except as provided in the next two sentences, covenants and agrees that all Corporation Information shall be kept secret and confidential at all times during and after the end of the Term and shall not be used or divulged by him outside the scope of his employment as contemplated by this Agreement, except as the Corporation may otherwise expressly authorize by action of the Board. In the event that NEILL is requested in a judicial, administrative or governmental proceeding to disclose any of the Corporation Information, NEILL will promptly so notify the Corporation so that the Corporation may seek a protective order or other appropriate remedy and/or waive compliance with this Agreement. If disclosure of any of the Corporation Information is required, NEILL may furnish the material so required to be furnished, but NEILL will furnish only that portion of the Corporation Information that legally is required.

11.	Successors and Assigns.

(a)          The Employee. This Agreement is a personal contract, and the rights and interests that the Agreement accords to NEILL may not be sold, transferred, assigned, pledged, encumbered, or hypothecated by him. All rights and benefits of NEILL shall be for the sole personal benefit of NEILL, and no other person shall acquire any right, title or interest under this Agreement by reason of any sale, assignment, transfer, claim or judgment or bankruptcy proceedings against NEILL. Except as so provided, this Agreement shall inure to the benefit of and be binding upon NEILL and his personal representatives, distributees and legatees.

(b)          The Corporation. This Agreement shall be binding upon the Corporation and inure to the benefit of the Corporation and its successors and assigns.

(c)           In the event of any dispute between NEILL and the Corporation relating to this Agreement which follows a Change of Control, the Corporation will pay all reasonable legal expenses incurred by NEILL in connection with such dispute unless an arbitrator or a court of competent jurisdiction determines that the facts surrounding such dispute originates from events that occurred prior to the Change of Control.

12.          Entire Agreement. This Agreement, together with the Initial Option Grant, represents the entire agreement between the parties concerning NEILL’s employment with the Corporation and supersedes all prior negotiations, discussions, understandings and agreements, whether written or oral, between NEILL and the Corporation relating to the subject matter of this Agreement.

13.          Amendment or Modification; Waiver. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to in writing signed by NEILL and by a duly authorized officer of the Corporation. No waiver by any party to this Agreement of any breach by another party of any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, any prior time or any subsequent time.

14.          Notices. Any notice to be given under this Agreement shall be in writing and delivered personally or sent by overnight courier or registered or certified mail, postage prepaid, return receipt requested, addressed to the party concerned at the address indicated below, or to such other address of which such party subsequently may give notice in writing:

If to NEILL:	S. COLIN NEILL

c/o Pharmos Corporation

99 Wood Avenue South, Suite 311

Iselin, NJ 08630Attention: S. COLIN NEILL

If to the Corporation:	Pharmos Corporation

99 Wood Avenue South, Suite 311

Iselin, NJ 08630

Attention: President

with a copy to:	Eilenberg & Krause LLP

11 East 44th Street

New York, NY 10017

Attention: Adam Eilenberg, Esq.

Any notice delivered personally or by overnight courier shall be deemed given on the date delivered and any notice sent by registered or certified mail, postage prepaid, return receipt requested, shall be deemed given on the date mailed.

15.          Severability. If any provision of this Agreement or the application of any such provision to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances other than those to which it is so determined to be invalid and unenforceable shall not be affected, and each provision of this Agreement shall be validated and shall be enforced to the fullest extent permitted by law. If for any reason any provision of this Agreement containing restrictions is held to cover an area or to be for a length of time that is unreasonable or in any other way is construed to be too broad or to any extent invalid, such provision shall not be determined to be entirely null, void and of no effect; instead, it is the intention and desire of both the Corporation and NEILL that, to the extent that the provision is or would be valid or enforceable under applicable law, any court of competent jurisdiction shall construe and interpret or reform this Agreement to provide for a restriction having the maximum enforceable area, time period and such other constraints or conditions (although not greater than those contained currently contained in this Agreement) as shall be valid and enforceable under the applicable law.

16.          Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

17.          Headings. All descriptive headings of sections and paragraphs in this Agreement are intended solely for convenience of reference, and no provision of this Agreement is to be construed by reference to the heading of any section or paragraph.

18.          Withholding Taxes. All salary, benefits, reimbursements and any other payments to NEILL under this Agreement shall be subject to all applicable payroll and withholding taxes and deductions required by any law, rule or regulation of and federal, state or local authority.

19.         Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together constitute one and same instrument.

20.          Applicable Law; Jurisdiction. The laws of the State of New Jersey shall govern the interpretation, validity and performance of the terms of this Agreement, without reference to rules relating to conflicts of law. Any suit, action or proceeding against NEILL with respect to this Agreement, or any judgment entered by any court in respect thereof, may be brought in any court of competent jurisdiction in the State of New Jersey, as the Corporation may elect in its sole discretion, and NEILL hereby submits to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

/s/ S. Colin Neill

S. COLIN NEILL

PHARMOS CORPORATION

By:	/s/ Haim Aviv

Name: Haim Aviv

Title: Chairman and CEO